October 8, 2019

Handong Cheng
Chief Executive Officer
ChinaNet Online Holdings, Inc.
No. 9 South Min Zhuang Road
Haidian District
Beijing, PRC 100195

       Re: ChinaNet Online Holdings, Inc.
           Amendment No. 2 to Registration Statement on Form S-3
           Filed September 16, 2019
           File No. 333-228061

Dear Mr. Cheng:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-3 filed September 16, 2019

General

1. We note your response to prior comment 1. We continue to believe your February 2018 agreement with a third-party for the development of your blockchain-powered platform should be filed as a material agreement. In this regard, the agreement contemplates the payment of $4.94 million to the third-party, $3.72M of which you have paid to date.
       Accordingly, please file this agreement as an exhibit. See Item 601(b)(10) of Regulation
       S-K.
 Handong Cheng
FirstNameOnline Holdings, Inc.
ChinaNet LastNameHandong Cheng
Comapany 2019
October 8, NameChinaNet Online Holdings, Inc.
Page 2
October 8, 2019 Page 2
FirstName LastName
2. We note your responses to prior comments 4 and 5, including your statement that you are still in the early stages of research and development of your blockchain-powered platform and that you do not believe the platform is material to your business at this time. In light of your prior public statements that you are transitioning your business to focus on blockchain-powered solutions, we believe additional disclosure concerning your blockchain-powered platform is appropriate to the extent you continue to pursue such solutions. Accordingly, please revise your disclosure to clarify whether the blockchain-powered platform is currently commercially available and whether it has generated any revenues. If your blockchain-powered platform is still under development, please revise to disclose the platform's current stage of development, including a timeline of when you anticipate the commercial launch of the platform and a summary of material remaining development costs. Additionally, please ensure your revised disclosure addresses the following:

              Please clearly describe how your platform will operate and how users will benefit from your blockchain-powered platform, including specific examples that highlight how and why a user will use your platform and the tokens generated by your platform.

              Your response indicates that your blockchain-powered platform is being built on the
              Ethereum blockchain, a third-party blockchain. Please disclose this and discuss risks and challenges related the fact your platform will be dependent on another blockchain.

              Your response indicates that your blockchain-powered platform will generate tokens that may be used as payment for services you render or products available on the platform. Please revise to disclose examples of how a platform user will earn, generate or receive a token and what types of services and products a user may acquire with this token. Additionally, please revise to disclose:
(1) the material terms
              and characteristics of this token; (2) the process by which the distribution of this token will occur; and (3) the risks of holding the token, such as the threat of a cybersecurity breach.
3. We note your response to prior comment 6 and the risk factor on page 20 of your Form
         10-K for the fiscal year ended December 31, 2018 concerning the regulation of blockchain technology and digital assets in China. Please revise your next amendment to discuss all other regulations that may have a material effect on your blockchain-powered platform, such as the Cyberspace Administration of China's Regulations on the Management of
         Blockchain Information Services that appear to have gone into effect on February 15,
         2019.
 Handong Cheng
FirstNameOnline Holdings, Inc.
ChinaNet LastNameHandong Cheng
October 8, NameChinaNet Online Holdings, Inc.
Comapany 2019
Page 3
October 8, 2019 Page 3
FirstName LastName
Information Incorporated by Reference, page 11

4. We note your response to prior comment 3. However, it appears the most recent amendment fails to specifically incorporate by reference certain filings, including your
         Form 10-K for the fiscal year ended December 31, 2018 and your Form 10-Qs for the quarterly periods ended March 31, 2019 and June 30, 2019. Please revise. Also, please incorporate by reference all Item 8.01 Form 8-Ks filed since December 31, 2018. See
         Item 12(a) of Form S-3.
Exhibits

5. Please file as an exhibit a consent from your independent registered public accounting firm with your next amendment.
       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Matthew Crispino,
Staff Attorney, at (202) 551-3456 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Tahra Wright, Esq.